Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following investor presentation was posted by Brookdale on its web site:

Company Presentation

February 25, 2014

BROOKDALE

SENIOR LIVING SOLUTIONS

ALL THE PLACES LIFE CAN GO TM

Additional Information

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus Corporation may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading “About Brook dale/Investor Relations” or from Emeritus Corporation at www.emeritus.com under the heading “Investors.”

The Company and Emeritus Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus Corporation’s stock holders in connection with the merger . Information about the directors and executive officers of the Company and their ownership of Company comm on stock is set forth in the prox y statem ent for the Company’s 2013 annual meeting of stock holders, as filed with the SEC on Schedule 14A on Apr il 30, 2013. Inform ation about the director s and executive officers of Em eritus Corporation and their owners hip of Em er itus Corporation co m on stock is s et forth in the pr ox y statem ent for Em eritus Corporation’s 2013 annual m eeting of stock holders , as filed with the SEC on Schedule 14A on Apr il 9, 2013. Additional information regarding the interests of those participants and other persons who m a y be deem ed partic ipants in the m erger m ay be obtained by reading the joint prox y statem ent regarding the m erger when it becom es available . Free copies of this doc ument may be obtained as desc r ibed in the preceding paragraph . This presentation shall not constitute an offer to sell or the solic itation of an offer to sell or the solic itation of an offer to buy an y secur ities, nor shall there be an y s ale of secur ities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus m eeting the requirements of Section 10 of the Securities Act of 1933, as am ended.

Additional Information

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus Corporation may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading "About Brookdale/Investor Relations" or from Emeritus Corporation at www.emeritus.com under the heading "Investors."

The Company and Emeritus Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's and Emeritus Corporation's stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company's 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus Corporation and their ownership of Emeritus Corporation common stock is set forth in the proxy statement for Emeritus Corporation's 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

3 | ALL THE PLACES LIFE CAN GO™

BROOKDALE
SENIOR LIVING SOLUTIONS
ALL THE PLACES LIFE CAN GO™

Brookdale Overview

Company Highlights Unit Mix by Product Type

Largest operator of senior housing in the United States

Operates 649 communities in 36 states Independent Living – Rental 22,349 34%

Most diversified service continuum and broadest geographic

footprint in the industry Independent Living – Entry Fee 5,687 8%

Capacity to serve approximately 67,000 residents

Assisted Living 27,481 41%

Ancillary services platform unique to Brookdale

Allows communities to deliver a fully-integrated set of ancillary Alzheimer’s Care 7,037 11%

services (home health, therapy, and/or hospice) to its residents

Skilled Nursing 3,970 6%

Real estate ownership of 47% of its communities (based on units)

80% of revenue generated from private pay sources

Favorable Payor Mix Strong Geographic Diversification

Medicare –

Florida

Ancillary 20%

8%

Other

Medicare – 49%

SNF

Private Pay 6% Texas

80% 15%

Medicaid

3%

Colorado

Insurance Ohio 6%

3% California 5%

5%

4

Note: All data as of December 31, 2013.

Key Investment Considerations

Positive industry dynamics

Broadest range of solutions to meet the needs of a growing and increasingly frail senior population Largest provider with broad geographic presence and national brand Significant near and long-term growth opportunities

– Sustainable organic growth potential in seniors market in largely private pay business lines

– Opportunities to redevelop and enhance current portfolio while deploying capital at high incremental returns

– Accretive acquisition opportunities in highly fragmented market

Definitive agreement to acquire Emeritus

Improving Industry Operating Environment

( $ i n m i l l i o n s )

Total Fee Revenues Facility Operating Income

3000 1000

2,445 2,546

2,305 812

2500 2,213 744 758 759

1,928 2,023 800 690

2000 637

600

1500

1000 400

500 200

0

2008 2009 2010 2011 2012 2013 0 2008 2009 2010 2011 2012 2013

Adjusted EBITDA Cash From Facility Operations

350

500 463 279

408 403 410 300

400 349 241 240 239

250

303 197

300 200

150 130

200

100

100 50

0 0

2008 2009 2010 2011 2012 2013 2008 2009 2010 2011 2012 2013

(1) Note: See reconciliations of Non-GAAP measures at the end of the presentation

Favorable Demographics

Senior population is estimated to grow 3x faster than base population According to the U.S. Census Bureau, people 75 and over are expected to represent 12% of the population by 2030 (compared to just

6% in 2012)

Need for assistance increases progressively with aging; one in three over the age of 85 have Alzheimer’s

Strong Population Growth Need for Assistance Grows Dramatically

Millions of People

45%

40%

35.0 40%

35%

30.0 30%

25%

25.0 20% 15%

15%

20.0 10% 7%

5%

15.0 0%

65-74 75-84 85+

% of Population with limitation in three or more Activities

Population projection for 75 and older

of Daily Living

Sources: U.S Census Bureau National Health Interview 2003-2007 and Population projections; Alzheimer’s Association 2013 Report

Strong Supply-Demand Fundamentals

New construction starts remain at historic low levels despite population growth

Construction Starts in Top 31 Metros (Units)(1)

50,000

45,000

40,000

35,000

30,000

25,000

20,000

15,000

10,000

5,000

-

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Currently, only 1.9 million units serving a population of 12.0 million seniors (approx. 15% penetration rate) 1% increase in penetration is more than 100,000 new senior living residents

(1) Source: American Seniors Housing Association, NIC Map, PREI Research

Most Comprehensive Senior Care Provider

Only provider operating at scale across each segment of the senior living continuum with a fully integrated ancillary services platform

Hospitals

Brookdale Sub-acute

Skilled Nursing

Specialized Alzheimer’s Therapy,

Care Assisted Living Home Health

of and Hospice

Level Independent Living

Active Adult Housing Brookdale at Home

Low Wants Consumer Choice

Organic Growth

Improving revenue growth with controlled costs produces significant cash flow growth High incremental margins from fixed cost structure Upside potential in occupancy and rate

Same Community Revenue and Facility Operating Income Growth

(1)	Note: See reconciliations of Non-GAAP measures at the end of the presentation

Ancillary Services Growth Opportunities

Brookdale has a unique, fully-integrated ancillary services platform

– Strategic component of our service offerings providing solutions to address rising acuity, increases length of stay

– Strategic differentiator in evolving post-acute care continuum Growth Opportunities

– Rolling out services to new unit capacity through acquisitions, expansions or additional third-party management agreements

– Adding services such as hospice, private pay home care, private pay case management and taking services “outside the walls” to the community in general

Development Growth (Program Max)

Current development program focused on repositioning and expanding communities in current portfolio

– Respond to changing customer needs by adding higher demand levels of care and services

– Expect to generate 12%—15% unlevered returns with lowest risk profile

Large pipeline of potential future Program Max projects Highest capital deployment priority, with best returns

Transaction Overview

Brookdale Senior Living (“BKD”) is merging with Emeritus Corporation (“ESC”) in a 100% stock-for-stock transaction

Exchange Ratio Each share of ESC will be converted into 0.95 of a share of BKD

Ownership 73.1% BKD / 26.9% ESC

Expect to have 171mm (approx.) shares outstanding following the

Shares Outstanding merger

Expected Close Expected to close in the third quarter of 2014

Combined Company Overview

Merger creates the largest owner-operator of senior housing in the U.S with approximately 1,200 properties and 113,000 units $4.9bn of combined revenues in 2013 – over 80% from private pay sources

Diversified Product Mix Diversified Operating Model

(Properties) Skilled Nursing

(% of Total)

Independent 5,164

5%

Living

34,449 Assisted 31% Living

59,026 52%

14,055

Memory 12% Care

(Properties) (% of Total)

Managed

Owned

18,900 17%

38,442 34%

55,352

Leased

49%

Builds Out Geographic Coverage

Combined portfolio reaches 330 markets, covering 81% of the U.S. population

Emeritus Brookdale

Will have a presence in all top 31 markets, with a #1 position in 18 markets Will have a presence in 88 of the top 100 markets There will be 6.5 million of those 80+ and 37.7 million of those age 50 to 69 (adult influencers) living within 10 miles of a post-merger community

Emeritus Significantly Expands Brookdale’s Coverage and Density in Key Geographies

Enhances Organic Growth Opportunity

Merger strengthens BKD’s national presence, supports rate and occupancy growth Expanded service continuum increases customer base for all services Geographic clustering and scale provide opportunities to drive operational effectiveness on multiple fronts Cost-effective ability to drive brand recognition for ESC properties

– Leverage BKD’s existing brand activities, which was initiated in 2013

Brand Supports Leading Rate Growth

(Rate Growth %)

3.0%

2.0%

1.0% (1)

BKD Industry

Q1’13 Q2’13 Q3’13 Q4’13

(1) NIC Top 100, 2013.

Transaction Benefits

Combined company will be largest senior living solutions platform in the U.S. – create significant shareholder value in evolving post-acute market

1	Value of Owned Real Estate

– Large owned real estate portfolio, with future purchase options

– Value of owned real estate increases as EBITDA grows

– Deploy capital in ESC assets (“Program Max 2.0”)

2	Revenue Synergies

– Offer new products/services to 100K residents with $4.5bn of annual healthcare spend

– Expansion of existing products/services – drive up to $100mm of synergies per year

3	Cost Synergies

– Significant cost synergies resulting from greater scale

– Expect to reduce operating expenses by up to $45mm annually

(1)	Note: See reconciliations of Non-GAAP measures at the end of the presentation

Revenue Synergies – Healthcare Delivery

•	A significant portion of healthcare spend occurs in the later years of life
•	Capture part of $4.5bn of healthcare spend per year generated by 100K residents
•	Earning 1% of $4.5bn would drive $45mm of revenue

An Integrated Post-Acute Care Spectrum(1)

Current BKD Services Potential BKD Services

Geriatric Palliative Independent Outpatient Case/Disease Therapies Assessment Management Care Living

Community Services Home Care Senior Living Skilled Nursing Hospitalization

Wellness

Home Health Hospice Assisted Inpatient Programs Care Living Rehab

(1)	Source: The Advisory Board

Potential for Merger to Drive Upside

Management Base Case – Year 3 Accretion

G&A $0.14

Cost

Property Level OpEx $0.12

Revenue New Ancillary Services $0.14

Total CFFO/Share Accretion $0.40

Levers for Potential Upside

Implement innovative products/services to capture residents’ healthcare spend

Program Max 2.0 at ESC properties Additional synergies and cost savings Value of purchase options

(1)	Note: See reconciliations of Non-GAAP measures at the end of the presentation

Financial Impact

Strong balance sheet available to capitalize on real estate opportunities

Post-merger leverage consistent with historical levels and BKD target

Net Debt to EBITDA(1)

10.0x

8.0x

5.6x 6.2x 6.0x

6.0x

4.0x

2.0x

0.0x

Pre Post Target Acquisition Acquisition

Pro Forma Acq. Summary(1)

Revenues $4.9bn

Adj. EBITDA $867mm

CFFO $401mm

(1) Based on 2013 Brookdale and Emeritus public reporting, excludes synergies. (2) Note: See reconciliations of Non-GAAP measures at the end of the presentation

Roadmap to Closing

1. Customary regulatory and lender approvals

2. BKD and ESC shareholder approvals

3. Closing expected in the third quarter of 2014

Brookdale Non-GAAP Financial Measure Definitions

Adjusted EBITDA

- Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. Adjusted EBITDA is a key measure of the Company's operating performance used by management to focus on operating performance and management without mixing in items of income and expense that relate to long-term contracts and the financing and capitalization of the business. We define Adjusted EBITDA as net income (loss) before provision (benefit) for income taxes, non-operating (income) expense items, (gain) loss on sale or acquisition of communities (including gain (loss) on facility lease termination), depreciation and amortization (including non-cash impairment charges), straight-line lease expense (income), amortization of deferred gain, amortization of deferred entrance fees, non-cash stock-based compensation expense, and change in future service obligation and including entrance fee receipts and refunds (excluding (i) first generation entrance fee receipts from the sale of units at a recently opened entrance fee CCRC prior to stabilization and (ii) first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization).

Cash From Facility Operations

- Cash From Facility Operations (CFFO) is a measurement of liquidity that is not calculated in accordance with GAAP and should not be considered in isolation as a substitute for cash flows provided by or used in operations, as determined in accordance with GAAP. We define CFFO as net cash provided by (used in) operating activities adjusted for changes in operating assets and liabilities, deferred interest and fees added to principal, refundable entrance fees received, first generation entrance fee receipts at a recently opened entrance fee CCRC prior to stabilization, entrance fee refunds disbursed adjusted for first generation entrance fee refunds not replaced by second generation entrance fee receipts at the recently opened community prior to stabilization, lease financing debt amortization with fair market value or no purchase options, gain (loss) on facility lease termination, recurring capital expenditures (net), distributions from unconsolidated ventures from cumulative share of net earnings, CFFO from unconsolidated ventures, and other. Recurring capital expenditures include routine expenditures capitalized in accordance with GAAP that are funded from current operations. Amounts excluded from recurring capital expenditures consist primarily of major projects, renovations, community repositionings, expansions, systems projects or other non-recurring or unusual capital items (including integration capital expenditures) or community purchases that are funded using lease or financing proceeds, available cash and/or proceeds from the sale of communities that are held for sale.

Facility Operating Income

- Facility Operating Income is not a measurement of operating performance calculated in accordance with GAAP and should not be considered in isolation as a substitute for net income, income from operations, or cash flows provided by or used in operations, as determined in accordance with GAAP. We define Facility Operating Income as net income (loss) before provision (benefit) for income taxes, non-operating (income) expense items, (gain) loss on sale or acquisition of communities (including gain (loss) on facility lease termination), depreciation and amortization (including non-cash impairment charges), facility lease expense, general and administrative expense, including non-cash stock-based compensation expense, change in future service obligation, amortization of deferred entrance fee revenue and management fees.

22 | ALL THE PLACES LIFE CAN GO™

BROOKDALE
SENIOR LIVING SOLUTIONS
ALL THE PLACES LIFE CAN GO™

Brookdale Adjusted EBITDA Reconciliation

The table below reconciles Adjusted EBITDA from net loss for the three months and years ended December 31, 2013 and 2012 (*in thousands*):

	Three Months Ended December 31[1],		Years Ended December 31[1],	
	2013	2012	2013	2012
Net loss	$ (975)	$ (24,692)	$ (3,584)	$ (66,467)
(Benefit) provision for income taxes	(1,516)	(1,040)	1,756	1,519
Equity in (earnings) loss of unconsolidated ventures	(493)	3,277	(1,484)	3,488
Loss on extinguishment of debt	319	-	1,265	221
Other non-operating income	(1,360)	(201)	(2,725)	(593)
Interest expense:				
Debt	24,840	24,492	96,131	98,183
Capitalized lease obligation	6,029	7,103	25,194	30,155
Amortization of deferred financing costs and debt discount	4,037	4,479	17,054	18,081
Change in fair value of derivatives and amortization	(386)	(7)	(980)	364
Interest income	(312)	(1,792)	(1,339)	(4,012)
Income from operations	30,183	11,619	131,288	80,939
Gain on facility lease termination	-	(8,804)	-	(11,584)
Loss on acquisition	-	-	-	636
Depreciation and amortization	68,200	62,500	268,757	252,281
Asset impairment	10,233	19,348	12,891	27,677
Straight-line lease expense	347	1,344	2,597	6,668
Amortization of deferred gain	(1,093)	(1,093)	(4,372)	(4,372)
Amortization of entrance fees	(7,831)	(6,527)	(29,009)	(25,362)
Non-cash stock-based compensation expense	5,202	6,335	25,978	25,520
Change in future service obligation	(1,917)	2,188	(1,917)	2,188
Entrance fee receipts[2]	32,482	22,890	92,331	82,705
Entrance fee disbursements	(10,821)	(7,801)	(35,325)	(27,356)
Adjusted EBITDA	$ 124,985	$ 101,999	$ 463,219	$ 409,940

(1) The calculation of Adjusted EBITDA includes integration, transaction-related and EMR roll-out costs of $4.1 million and $14.5 million for the three months and year ended December 31, 2013, respectively. The calculation of Adjusted EBITDA includes integration, transaction-related and EMR roll-out costs of $7.2 million and $23.5 million for the three months and year ended December 31, 2012, respectively.

(2) Includes the receipt of refundable and non-refundable entrance fees.

23 | ALL THE PLACES LIFE CAN GO™

BROOKDALE SENIOR LIVING SOLUTIONS ALL THE PLACES LIFE CAN GO™

Brookdale Cash From Facility Operations Reconciliation

The table below reconciles CFFO from net cash provided by operating activities for the three months and years ended December 31, 2013 and 2012 (*in thousands*):

	Three Months Ended December 31[(1)],		Years Ended December 31[(1)],	
	2013	2012	2013	2012
Net cash provided by operating activities	$ 117,046	$ 82,991	$ 366,121	$ 290,969
Changes in operating assets and liabilities	(27,473)	(14,772)	(33,198)	(20,698)
Refundable entrance fees received[(2)]	18,875	13,088	48,140	42,600
Entrance fee refunds disbursed	(10,821)	(7,801)	(35,325)	(27,356)
Recurring capital expenditures, net	(10,786)	(10,168)	(42,901)	(38,306)
Lease financing debt amortization with fair market value or no purchase options	(3,594)	(3,132)	(13,927)	(12,120)
Distributions from unconsolidated ventures from cumulative share of net earnings	(602)	(72)	(2,691)	(1,507)
CFFO from unconsolidated ventures	1,825	1,279	7,804	5,376
Cash From Facility Operations	$ 84,470	$ 61,413	$ 294,023	$ 238,958

(1) The calculation of Cash From Facility Operations includes integration, transaction-related and EMR roll-out costs of $4.1 million and $14.5 million for the three months and year ended December 31, 2013, respectively. The calculation of Cash From Facility Operations includes integration, transaction-related and EMR roll-out costs of $7.2 million and $23.5 million for the three months and year ended December 31, 2012, respectively.

(2) Total entrance fee receipts for the three months ended December 31, 2013 and 2012 were $32.5 million and $22.9 million, respectively, including $13.6 million and $9.8 million, respectively, of non-refundable entrance fee receipts included in net cash provided by operating activities. Total entrance fee receipts for the years ended December 31, 2013 and 2012 were $92.3 million and $82.7 million, respectively, including $44.2 million and $40.1 million, respectively, of non-refundable entrance fee receipts included in net cash provided by operating activities.

24 ALL THE PLACES LIFE CAN GO™

BROOKDALE SENIOR LIVING SOLUTIONS ALL THE PLACES LIFE CAN GO™

Brookdale Facility Operating Income Reconciliation

The table below reconciles Facility Operating Income from net loss for the three months and years ended December 31, 2013 and

2012 (in thousands):

Three Months Ended December 31, Years Ended December 31, 2013 2012 2013 2012

Net loss $ (975) $ (24,692) $ (3,584) $ (66,467) (Benefit) provision for income taxes (1,516) (1,040) 1,756 1,519 Equity in (earnings) loss of unconsolidated ventures (493) 3,277 (1,484) 3,488 Loss on extinguishment of debt 319—1,265 221 Other non-operating income (1,360) (201) (2,725) (593) Interest expense: Debt 24,840 24,492 96,131 98,183 Capitalized lease obligation 6,029 7,103 25,194 30,155 Amortization of deferred financing costs and debt discount 4,037 4,479 17,054 18,081 Change in fair value of derivatives and amortization (386) (7) (980) 364 Interest income (312) (1,792) (1,339) (4,012) Income from operations 30,183 11,619 131,288 80,939 Gain on facility lease termination—(8,804)—(11,584) Depreciation and amortization 68,200 62,500 268,757 252,281 Asset impairment 10,233 19,348 12,891 27,677 Loss on acquisition ——636 Facility lease expense 69,701 70,785 276,729 284,025 General and administrative (including non-cash stock-based compensation expense) 46,078 44,627 184,548 178,829 Change in future service obligation (1,917) 2,188 (1,917) 2,188 Amortization of entrance fees (7,831) (6,527) (29,009) (25,362) Management fees (8,150) (8,436) (31,125) (30,786)

Facility Operating Income $ 206,497 $ 187,300 $ 812,162 $ 758,843

Emeritus Non-GAAP Financial Measure Definitions

Adjusted EBITDA/EBITDAR and CFFO are financial measures of operating performance that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company believes that these non-GAAP measures are useful in identifying trends in day-to-day performance because they exclude items that are of little or no significance to operations and provide indicators to management of progress in achieving optimal operating performance. In addition, these measures are used by many research analysts and investors to evaluate the performance and the value of companies in the senior living industry. The Company strongly urges you to review the reconciliation of net loss to Adjusted EBITDA/EBITDAR and the reconciliation of net cash provided by operating activities to CFFO, provided below, along with the Company’s consolidated balance sheets, statements of operations, and statements of cash flows. The Company defines Adjusted EBITDA/EBITDAR and CFFO and provides other information about these non-GAAP measures in the Company’s Annual Report on Form 10 -K for the year ended

December 31, 2013, to be filed with the SEC.

Emeritus Adjusted EBITDA/EBITDAR Reconciliation

The table below shows the reconciliation of net loss to Adjusted EBITDA/EBITDAR for the three months and year ended December 31, 2013 and 2012 (in thousands):

Three Months Ended Year Ended

December 31, December 31,

2013 2012 2013 2012

Net loss $ (49,059) $ (27,525) $ (152,970) $ (85,075)

Depreciation and amortization 45,869 42,605 181,483 140,629

Interest income (116) (105) (462) (408)

Interest expense 71,659 60,862 287,389 176,945

Net equity losses for unconsolidated joint ventures 32 76 125 576

Income tax (benefit) provision (1,480) (2,078) 639 (1,158)

Loss from discontinued operations 5,878 — 11,100 7,705

Amortization of above/below market rents 1,230 1,309 4,930 6,299

Amortization of deferred gains (230) (264) (957) (1,046)

Loss on early extinguishment of debt 207 53 204 186

Stock-based compensation 4,154 2,727 14,505 11,046

Change in fair value of derivative financial

instruments 83 29 6 948

Deferred revenue (30) (620) 2,605 (1,375)

Deferred straight-line rent 3,419 2,859 4,788 6,080

Impairment of long-lived assets 8,227 — 8,227 2,135

Transaction and financing costs 3,904 3,284 5,737 5,923

Transition costs 1,142 — 2,189 —

Self-insurance reserve adjustments, prior years 5,952 3,560 19,376 5,996

Adjusted EBITDA 100,841 86,772 388,914 275,406

Lease expense 45,157 29,446 142,498 114,382

Adjusted EBITDAR $ 145,998 $ 116,218 $ 531,412 $ 389,788

Emeritus Cash From Facility Operations Reconciliation

The following table shows the reconciliation of net cash provided by operating activities to CFFO and Adjusted CFFO (in thousands):

Three Months Ended Year Ended

December 31, December 31,

2013 2012 2013 2012

Net cash provided by operating activities $ 4,348 $ 5,937 $ 98,189 $ 116,558

Changes in operating assets and liabilities, net 25,002 17,005 20,092 (14,735)

Repayment of capital lease and financing obligations (7,664) (5,432) (27,146) (17,882)

Recurring capital expenditures (7,780) (9,303) (26,473) (23,947)

Distributions from unconsolidated joint ventures (a) 1 161 472 1,177

Cash From Facility Operations 13,907 8,368 65,134 61,171

Transaction costs 3,904 3,030 5,737 5,510

Transition costs 1,142 — 2,189 —

Self-insurance reserve adjustments, prior years 5,952 3,560 19,376 5,996

Unusual income tax items (b) — 3,048 — 3,048

Adjusted Cash From Facility Operations $ 24,905 $ 18,006 $ 92,436 $ 75,725

CFFO per share $ 0.30 $ 0.19 $ 1.40 $ 1.37

Adjusted CFFO per share $ 0.53 $ 0.40 $ 1.99 $ 1.69

(a)	Excludes distributions resulting from the Blackstone JV transaction, the sale of communities and refinancing of debt.

(b)	Consists of state tax expense related to the taxable gain on the Blackstone JV transaction.